[LoopNet Letterhead]
December 29, 2009
Via EDGAR and Facsimile
Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561
Re:	LoopNet, Inc. Form 10-K for the year ended December 31, 2008 Filed February 27, 2009 File No. 000-52026
Dear Mr. Kluck:
     On behalf of LoopNet, Inc. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing in a letter dated December 15, 2009. For your convenience, the responses are keyed to the comments in the letter.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 14
Base Salary, page 15
1.	We note that you benchmark your executive officers’ base salaries to approximately the 50th and 75th percentile of companies in your peer group. You also disclose that Mr. Boyle’s base salary fell slightly below the 50th percentile of chief executive officers in your peer group, but you do not provide further explanation as to why Mr. Boyle’s base salary fell outside the targeted percentile. In future filings, please describe in detail the reasons why a named executive officer’s base salary fell outside the targeted percentile range. Please confirm that you will provide similar disclosure in future filings and tell us how you plan to comply.
     In future filings, the Company will describe the reasons why a named executive officer’s base salary fell outside the targeted percentile range. Please refer to the response to

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 29, 2009

Comment 2 for how the Company anticipates such disclosure would have been framed if included in the definitive proxy statement for the 2009 annual meeting of stockholders.
2.	Refer to comment 1 above. We note your disclosure that your other executive officers’ base salaries fell within the target percentile range, but that the compensation committee also evaluates “each employee’s overall responsibilities, professional qualification and business experience.” Please expand your CD&A to explain how and why each named executive officer received the base salary increase that he did in 2008. Your disclosure should specifically note what aspects of the officer’s responsibilities, qualifications and experience were taken into account by the compensation committee and how that evaluation led to the compensation award that it did. Provide similar disclosure in future filings and tell us how you plan to comply.
     In future filings, the Company’s CD&A will include an explanation of how and why each named executive officer received the base salary increase (if any) that he did in that year. If this had been done in the definitive proxy statement for the 2009 annual meeting of stockholders, the Company anticipates the disclosure would have read substantially as follows:
     In 2008, the Compensation Committee increased the named executive officers’ salaries by the percentages and to the amounts set forth in the following table, which also reflects the peer group percentile that the new salary represents and the factors considered in determining the salary:

			Peer Group
Name	2008 Salary	Increase	Percentile	Comments
Richard J. Boyle, Jr.	$350,000	9.7%	Slightly below 50th	Compensation Committee awarded a slightly higher than average percentage increase to Mr. Boyle in an attempt to bring his salary above the 50th Peer Group percentile for Chief Executive Officers, which the Committee has determined to do over time, rather than by making one or two large increases; the increase also reflects a current determination to have internal pay equity among the executive officers.

Thomas P. Byrne	$273,779	13.9%	50th - 75th	Salary increase reflects Mr. Byrne’s promotion to President in January 2008.

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 29, 2009

			Peer Group
Name	2008 Salary	Increase	Percentile	Comments
Brent Stumme	$260,350	8.3%	50th - 75th	Salary increase appropriate relative to peer group and current determination in respect of internal pay equity among executive officers.

Jason Greenman	$240,920	6.6%	50th - 75th	Salary increase appropriate relative to peer group and current determination in respect of internal pay equity among executive officers.

Wayne Warthen	$230,460	6.7%	50th - 75th	Salary increase appropriate relative to peer group and current determination in respect of internal pay equity among executive officers.
     (Please note, however, as disclosed in the definitive proxy statement for the 2009 annual meeting, there were no salary increases in 2009.)
Annual Incentive Pay, page 15
3.	We note from your response letter to the staff dated July 14, 2008 that with respect to cash bonuses and the use of targets for prior fiscal years, you confirmed that you would disclose actual performance targets, actual performance results and an analysis of how those targets and results impacted the actual bonuses paid. We note, however, that you have not included such information in your disclosure. For example, you disclose that your financial performance fell below the targeted goal, but you did not quantify your revenue and EBITDA targets for 2008. In future filings, please disclose the actual performance targets, the actual performance results and an analysis of how this impacted the actual bonus amounts paid to each named executive officer. Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.
     Set forth below is sample disclosure of cash bonus determinations based on the cash bonus payouts made in 2009 for 2008, which includes the actual performance targets, performance results and other factors taken into account in making the bonus determinations. The Company will provide similar disclosure as applicable in future filings.

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 29, 2009

     Annual Incentive Pay
     The Company has a cash bonus plan for employees exhibiting exceptional performance, and all of our named executive officers are eligible to participate in such plan.
     The cash bonus plan is administered by the Compensation Committee, which has full authority to select participants, set bonus amounts and fix performance targets. The Compensation Committee sets a range of possible annual cash bonuses for each executive within a specified range of percentages of the executive’s base salary. The Chief Executive Officer of the Company makes recommendations to the Compensation Committee as to the range of base salary to be targeted as bonus payments to each named executive officer of the Company other than himself, with the final determination of the bonus ranges and amounts made by the Compensation Committee.
     In 2008, the named executive officers were eligible for bonuses based on a range of percentages of their respective base salaries, as set forth below:

	Minimum Bonus	Maximum Bonus
Name	Percentage at Target (%)	Percentage (%)

Richard J. Boyle, Jr.	30	80
Thomas P. Byrne	30	80
Brent Stumme	30	60
Jason Greenman	25	50
Wayne Warthen	25	50
     These bonus ranges were in line with the historical practice of the Company, as well as the executive compensation guidelines established by the Compensation Committee with the input of its consultant.
     The Compensation Committee also selected three financial measures as the primary performance targets under the bonus plan and established specific goals for each of those measures, so as to provide the named executive officers with appropriate motivation and strategic direction — revenue, adjusted net income before income tax, depreciation, amortization, share-based compensation expense and litigation expenses (“Adjusted EBITDA”) and net income. The performance targets and actual amounts realized for these measures are set forth in the table below:

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 29, 2009

	2008 Performance
(dollars in thousands)	Target	2008 Actual

Revenue	$88,963	$86,074
Adjusted EBITDA	$41,383	$39,893
Net income	$22,093	$18,278
     Although the bonus target amounts were established with a view to payment of that amount on achievement of the target with the opportunity to earn more by exceeding them, the Company’s bonus plan is not designed to provide for fixed bonus determinations by weighing the financial measures, measuring actual achievement of the measures against target and then applying the appropriate percentage in a formulaic manner to determine the bonus payout. Rather, the Compensation Committee uses these measures only as guides when determining bonuses in general and to each of the named executive officers, in particular. The Compensation Committee has full discretion in determining the full bonus pool available to employees in the aggregate and to the named executive officers in the aggregate and individually and the amounts paid also reflect subjective individual and organizational factors, as detailed below.
     Thus, in determining whether to award bonuses to the named executive officers in February 2009 for 2008 performance, the Compensation Committee considered revenue, Adjusted EBITDA and net income results against the 2008 targets and year earlier performance. In 2008, due primarily to deteriorating macro-economic conditions, the Company fell slightly (approximately 3.5%) below revenue and Adjusted EBITDA targets. However, 2008 revenues still exceeded 2007 revenues by 21.7% and 2008 Adjusted EBITDA exceeded 2007 Adjusted EBITDA by 17.3%. While 2008 net income was lower than both target and 2007 results, the Compensation Committee took into account that net income had been negatively impacted by very costly, but important litigation that the Company initiated. Viewing performance as a whole against the challenging economic environment, the Compensation Committee concluded that the Company had performed well. Because of this performance and the individual contributions and achievements of the named executive officers and the employees in addressing these conditions, including those described below, the Compensation Committee approved bonus payouts for fiscal year 2008. The bonus payment to each NEO was slightly lower than his bonus payment for 2007, with the exception of the bonus paid to one executive officer, Wayne Warthen, our Chief Technology Officer, which was $15,000 greater than the previous year and which was intended to acknowledge his significant contributions and reward him for driving technology and infrastructure improvements in 2008 to the Company’s online marketplace. While generally

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 29, 2009

being lower than the 2007 bonus payments, the 2008 bonus payments were largely consistent with bonus amounts in the past, as well as within the market range of cash bonus amounts for officers in similar positions at similar companies based on the Compensia executive compensation study reviewed by the Compensation Committee.
     The amount of bonus paid to each named executive officer and the percentage of base salary that bonus represented are set forth below.

Name	Bonus Amount ($)	Percentage of Base Salary

Richard J. Boyle, Jr.	160,000	45.7%
Thomas P. Byrne	155,000	56.6%
Brent Stumme	135,000	51.9%
Jason Greenman	105,000	43.6%
Wayne Warthen	90,000	39.1%
     For 2009, the Compensation Committee recently approved a cash bonus plan substantially similar to the 2008 cash bonus plan.
     Although these bonuses do not qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code because our shareholders did not approve such bonus plan, we believe that they will still be fully deductible for tax purposes because of their amounts.
4.	We note that Mr. Warthen received a greater bonus than he did in 2007 “due to his exceptional individual performance.” Please expand your disclosure to provide more information about Mr. Warthen’s performance, citing to specific instances in which Mr. Warthen excelled, and explain why his performance led to the compensation award that he received.
     In future filings, the Company will include explanations of how individual factors influenced the cash bonus payouts. Please refer to the response to Comment 3 for how the Company anticipates such disclosure would have been framed if included in the definitive proxy statement for the 2009 annual meeting of stockholders.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
December 29, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (415) 243-4200 or Karen Dempsey of Orrick, Herrington & Sutcliffe LLP at (415) 773-4140 with any questions concerning these responses.

Very truly yours, /s/ Richard J. Boyle, Jr. Richard J. Boyle, Jr. Chief Executive Officer
cc:	Mark Rakip Kevin Woody Erin Martin